Cott Corporation
5519 W. Idlewild Avenue
Tampa, FL 33634
Matthew A. Kane, Jr.
Tel 813-313-1724
Fax 813-881-1870

July 29, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson

Re:	Cott Corporation

Definitive Proxy Statement on Schedule 14A, filed March 26, 2007

Form 10-K for Fiscal Year Ended December 30, 2006, filed February 28, 2007

File No. 000-31410

Dear Mr. Williamson:

Cott Corporation (the “Company”) is hereby responding to the comment of the Staff of the Securities and Exchange Commission (the “Commission”) contained in a letter dated July 14, 2008 relating to the above-referenced Annual Report on Form 10-K filed February 28, 2007 and the related Definitive Proxy Statement on Schedule 14A filed March 26, 2007. Set forth below is the comment of the Staff (in italics) contained in the Staff’s letter and immediately below the comment is the Company’s response with respect thereto.

1.	We note your response to prior comment one from our letter dated February 7, 2008 and disagree with your analysis as it relates to enterprise level EBIT. Accordingly, we reissue that comment. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

In future filings, we will disclose the enterprise level EBIT targets used to determine incentive amounts.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the required disclosure in the relevant filings,

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our outside counsel, H. John Michel of Drinker Biddle & Reath LLP, at (215) 988-2515 if you have any questions.

Sincerely,

/s/ Matthew A. Kane, Jr.
Matthew A. Kane, Jr.
Vice President, General Counsel and Secretary